UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

UAL Corporation
(Name of Issuer)

Common stock, par value $.01
(Title of class of securities)

902549807
(CUSIP Number)

November 11, 2009
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

(Continued on the following pages)

(Page 1 of 8 pages)

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	SCHEDULE 13G	Page 2 of 8 Pages
CUSIP No.	902549807

1	NAMES OF REPORTING PERSONS
PAR Investment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		13,402,403 Common stock, par value $.01**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,402,403 Common stock, par value $.01**

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,402,403 Common stock, par value $.01**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.04% Common stock, par value $.01**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

** See Item 4.

	SCHEDULE 13G	Page 3 of 8 Pages
CUSIP No.	902549807

1	NAMES OF REPORTING PERSONS
PAR Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		13,402,403 Common stock, par value $.01**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,402,403 Common stock, par value $.01**

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,402,403 Common stock, par value $.01**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.04% Common stock, par value $.01**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

** See Item 4.

	SCHEDULE 13G	Page 4 of 8 Pages
CUSIP No.	902549807

1	NAMES OF REPORTING PERSONS
PAR Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		13,402,403 Common stock, par value $.01**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,402,403 Common stock, par value $.01**

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,402,403 Common stock, par value $.01**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.04% Common stock, par value $.01**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

** See Item 4.

	STATEMENT ON SCHEDULE 13G	Page 5 of 8 Pages
CUSIP No.	902549807

Item 1(a).	Name of Issuer:

UAL Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

77 W. Wacker Drive
Chicago, IL 60601

Item 2(a).	Names of Person Filing:

PAR Investment Partners, L.P
PAR Group, L.P.
PAR Capital Management, Inc.

Item 2(b).	Business Mailing Address for the Person Filing:

PAR Capital Management, Inc.
One International Place, Suite 2401
Boston, MA 02110

Item 2(c).	Citizenship:

State of Delaware

Item 2(d).	Title of Class of Securities:

Common stock, par value $.01

Item 2(e).	CUSIP Number:

902549807

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

PAR Investment Partners, L.P. (“PAR”) is a Delaware limited partnership. PAR is a private investment partnership engaging in the purchase and sale of securities for its own account. PAR Group, L.P. (“PAR Group”) is a Delaware limited partnership and the sole general partner of PAR. PAR Capital Management, Inc. (“PAR Capital”) is a Delaware S Corporation and the sole general partner of PAR Group. The principal business of PAR Capital is to act as the sole general partner of PAR Group.

The position included in this Schedule 13G/A includes 11,760,000 shares of common stock of the Company as well as 1,642,403 shares of common stock detailed as follows: (i) 570,705 shares of common stock issuable to PAR upon conversion of $18,625,000 principal amount of 4.5% Convertible Notes due 6/30/21 at a conversion price of $30.6419, and (ii) 1,071,698 shares of common stock issuable to PAR upon conversion of $47,042,916 principal amount of 5.00% Convertible Notes due 2/1/21 at a conversion price of $22.7813. PAR has sole investment discretion and sole voting power of the shares.

	STATEMENT ON SCHEDULE 13G	Page 6 of 8 Pages
CUSIP No.	902549807

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2009

PAR INVESTMENT PARTNERS, L.P.
By: PAR GROUP, L.P. its general partner By: PAR CAPITAL MANAGEMENT, INC. its general partner By: /s/ Gina DiMento Gina DiMento, Vice President

PAR GROUP, L.P.
By: PAR CAPITAL MANAGEMENT, INC. its general partner By: /s/ Gina DiMento Gina DiMento, Vice President

PAR CAPITAL MANAGEMENT, INC.

By: /s/ Gina DiMento Gina DiMento, Vice President

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the COMMON STOCK, PAR VALUE $.01 of UAL Corporation and further agree that this agreement be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 23rd day of November, 2009.

PAR INVESTMENT PARTNERS, L.P.

By:     PAR GROUP, L.P.

its general partner

By:     PAR CAPITAL MANAGEMENT, INC.

its general partner

By:     /s/ Gina DiMento

Gina DiMento, Vice President

PAR GROUP, L.P.

By:     PAR CAPITAL MANAGEMENT, INC.

its general partner

By:     /s/ Gina DiMento

Gina DiMento, Vice President

PAR CAPITAL MANAGEMENT, INC.

By:     /s/ Gina DiMento

Gina DiMento, Vice President